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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1
                             Tender Offer Statement
      Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934
                                      and
                                  Statement on
                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                   AUTOMOBILE PROTECTION CORPORATION -- APCO
                           (Name of Subject Company)
                            AM1 ACQUISITION COMPANY
                               FORD MOTOR COMPANY
                                   (Bidders)
                    COMMON STOCK, $.001 PAR VALUE PER SHARE
                         (Title of Class of Securities)
                                   052905106
                     (CUSIP Number of Class of Securities)

                            JOHN K. DICKERSON, ESQ.
                               FORD MOTOR COMPANY
                       THE AMERICAN ROAD, SUITE 325, WHQ
                            DEARBORN, MICHIGAN 48121
                           TELEPHONE: (313) 322-3000

            (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Bidders)

                                    COPY TO:

                             DAVID J. SORKIN, ESQ.
                           SIMPSON THACHER & BARTLETT
                              425 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10017
                           TELEPHONE: (212) 455-2000

                           CALCULATION OF FILING FEE

--------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------
    TRANSACTION VALUATION*                         AMOUNT OF FILING FEE**
--------------------------------------------------------------------------------------------
         $177,510,671                                     $35,503
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

 * Based on the offer to purchase all of the outstanding shares of common stock of the Subject Company at $13.00 cash per share, 11,936,716 Shares outstanding and 1,717,951 options outstanding as of June 10, 1999.

** 1/50 of 1% of Transaction Valuation.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
Form or Registration No.:
Filing Party:
Date Filed:

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

------------------------------------------------              -----------------------------------------------------
 CUSIP NO. 052905106                                          PAGE  __ OF  __ PAGES
------------------------------------------------              -----------------------------------------------------

----------------------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           Ford Motor Company
----------------------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                            (a) [ ]
                                                                                       (b) [ ]
----------------------------------------------------------------------------------------------
    3      SEC USE ONLY
----------------------------------------------------------------------------------------------
    4      SOURCE OF FUNDS
           WC
----------------------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or
                                                                                      2(e) [ ]
----------------------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
----------------------------------------------------------------------------------------------
  NUMBER OF                 7     SOLE VOTING POWER*
                                  4,347,242
   SHARES                ---------------------------------------------------------------------
                            8     SHARED VOTING POWER
BENEFICIALLY                      0
                         ---------------------------------------------------------------------
  OWNED BY                  9     SOLE DISPOSITIVE POWER
                                  0
    EACH                 ---------------------------------------------------------------------
                           10     SHARED DISPOSITIVE POWER
  REPORTING                       0

   PERSON

    WITH
----------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
           4,347,242
----------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
----------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           36.3% (based on 11,976,716 shares outstanding)
----------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON
           CO
----------------------------------------------------------------------------------------------




* Beneficial ownership is based solely on the provisions of (i) the Company Option Agreement, pursuant to which, among other things, the Company has granted to the reporting person an option to purchase 2,375,406 Shares and
  (ii) the Stock Option and Tender Agreements, pursuant to which, among other things, certain stockholders of the Company have granted to the reporting person options to purchase an aggregate of 1,971,836 Shares and such stockholders have agreed to vote such Shares, and have granted to the reporting person a proxy to vote such shares, in the manner set forth in the Stock Option and Tender Agreements. Capitalized terms have the meanings assigned to them herein.

------------------------------------------------              --------------------------------
 CUSIP NO. 052905106                                          PAGE  __ OF  __ PAGES
------------------------------------------------              --------------------------------

----------------------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           AM1 Acquisition Company
----------------------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                            (a) [ ]
                                                                                       (b) [ ]
----------------------------------------------------------------------------------------------
    3      SEC USE ONLY
----------------------------------------------------------------------------------------------
    4      SOURCE OF FUNDS
           AF
----------------------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or
           2(e)                                                                            [ ]
----------------------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Georgia
----------------------------------------------------------------------------------------------
                            7     SOLE VOTING POWER*
      NUMBER OF                   1,971,836
       SHARES            ---------------------------------------------------------------------
    BENEFICIALLY            8     SHARED VOTING POWER
      OWNED BY                    0
        EACH             ---------------------------------------------------------------------
      REPORTING             9     SOLE DISPOSITIVE POWER
       PERSON                     0
        WITH             ---------------------------------------------------------------------
                           10     SHARED DISPOSITIVE POWER
                                  0
----------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
           1,971,836
----------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
----------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           16.5% (based on 11,976,716 shares outstanding)
----------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON
           CO
----------------------------------------------------------------------------------------------

* Beneficial ownership is based solely on the provisions of the Stock Option and Tender Agreements, pursuant to which, among other things, stockholders of the Company have agreed to vote certain Shares beneficially owned by them, and have granted to the reporting person a proxy to vote such Shares, in the manner set forth in the Stock Option and Tender Agreement. Capitalized terms have the meanings assigned to them herein.

     This Tender Offer Statement on Schedule 14D-1 relates to the offer by AM1 Acquisition Company, a Georgia corporation (the "Purchaser") and a wholly owned subsidiary of Ford Motor Company, a Delaware corporation (the "Parent"), to purchase all of the outstanding shares of Common Stock, par value $.001 per share (the "Shares"), of Automobile Protection Corporation -- APCO, a Georgia corporation (the "Company"), at a purchase price of $13.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 16, 1999 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as amended from time to time, constitute the "Offer"), a copy of which is attached hereto as Exhibit (a)(2).

ITEM 1. SECURITY AND SUBJECT COMPANY.

     (a) The name of the subject company is Automobile Protection
Corporation -- APCO. The information set forth in Section 7 ("Certain Information Concerning the Company") of the Offer to Purchase is incorporated herein by reference.

     (b) The exact title of the class of equity securities being sought in the Offer is Common Stock, par value $.001 per share, of the Company. The information set forth in the Introduction (the "Introduction") of the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in Section 6 ("Price Range of Shares; Dividends") of the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

     (a)-(d) and (g) This Statement is filed by the Purchaser and the Parent. The information set forth in Section 8 ("Certain Information Concerning the Purchaser and the Parent,") of the Offer to Purchase and in Schedule I thereto is incorporated herein by reference.

     (e) and (f) During the last five years, neither the Purchaser nor the Parent nor, to the best knowledge of the Purchaser or the Parent, any of the persons listed in Schedule I to the Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     (a) and (b) The information set forth in Section 10 ("Background of the Offer; Contacts with the Company"), Section 11 ("The Merger Agreement; The Stock Option and Tender Agreements; The Company Option Agreement") and Section 12 ("Purpose of the Offer; The Merger; Plans for the Company") of the Offer to Purchase and in Exhibits (c)(1) and (c)(4) of this Schedule 14D-1 is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) and (b) The information set forth in Section 9 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

     (c) Not applicable.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     (a)-(e) The information set forth in the Introduction, Section 10 ("Background of the Offer; Contacts with the Company"), Section 11 ("The Merger Agreement; The Stock Option and Tender Agreements; The Company Option Agreement"), Section 12 ("Purpose of the Offer; The Merger; Plans for the Company") and Section 13 ("Dividends and Distributions") of the Offer to Purchase is incorporated herein by reference.

     (f)-(g) The information set forth in Section 14 ("Effect of the Offer on the Market for the Shares, Nasdaq Listing and Exchange Act Registration") of the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a) and (b) The information set forth in the Introduction, Section 11 ("The Merger Agreement; The Stock Option and Tender Agreements; The Company Option Agreement"), Section 8 ("Certain Information Concerning the Purchaser and the Parent") and Schedule I to the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     The information set forth in the Introduction, Section 8 ("Certain Information Concerning the Purchaser and the Parent"), Section 10 ("Background of the Offer; Contacts with the Company"), Section 11 ("The Merger Agreement; The Stock Option and Tender Agreements; The Company Option Agreement") and
Section 12 ("Purpose of the Offer; The Merger; Plans for the Company") of the Offer to Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in the Introduction and Section 17 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     The information set forth in Section 8 ("Certain Information Concerning the Purchaser and the Parent") of the Offer to Purchase is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION.

     (a) None.

     (b) and (c) The information set forth in Section 16 ("Certain Legal Matters and Regulatory Approvals") of the Offer to Purchase is incorporated herein by reference.

     (d) The information set forth in Section 14 ("Effect of the Offer on the Market for the Shares, Nasdaq Listing and Exchange Act Registration") and
Section 16 ("Certain Legal Matters and Regulatory Approvals") of the Offer to Purchase is incorporated herein by reference.

     (e) None.

     (f) The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

     (a) (1) Offer to Purchase dated June 16, 1999.

     (a) (2) Letter of Transmittal.

     (a) (3) Notice of Guaranteed Delivery.

     (a) (4) Letter from Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

     (a) (5) Letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

     (a) (6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

     (a) (7) Summary Advertisement as published on June 16, 1999.

     (a) (8) Press Release issued by the Parent and the Company on June 10,
1999.

     (c) (1) Agreement and Plan of Merger, dated as of June 10, 1999, among the Parent, the Purchaser and the Company.

     (c) (2) Stock Option and Tender Agreement, dated as of June 10, 1999 between the Parent and Martin J. Blank.

     (c) (3) Stock Option and Tender Agreement, dated as of June 10, 1999 between the Parent and Larry I. Dorfman.

     (c) (4) Stock Option Agreement, dated as of June 10, 1999 between the Parent and the Company.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                          AM1 Acquisition Company

                                          By: /s/ L. JOHANNA KAIPAINEN
                                             -----------------------------------
                                             Name: L. Johanna Kaipainen
                                             Title: Vice President and Secretary

                                          Ford Motor Company

                                          By: /s/ PETER SHERRY, JR.
                                             -----------------------------------
                                             Name: Peter Sherry, Jr.
                                             Title: Assistant Secretary
Date: June 16, 1999

                                 EXHIBIT INDEX

EXHIBIT
  NO.                              DESCRIPTION
-------                            -----------
(a)(1)     Offer to Purchase dated June 16, 1999
(a)(2)     Letter of Transmittal
(a)(3)     Notice of Guaranteed Delivery
(a)(4)     Letter from Information Agent to Brokers, Dealers,
           Commercial Banks, Trust Companies and Other Nominees
(a)(5)     Letter to clients for use by Brokers, Dealers, Commercial
           Banks, Trust Companies and Other Nominees
(a)(6)     Guidelines for Certification of Taxpayer Identification
           Number on Substitute Form W-9
(a)(7)     Summary Advertisement as published on June 16, 1999
(a)(8)     Press Release issued by the Parent and the Company on June
           10, 1999
(c)(1)     Agreement and Plan of Merger, dated as of June 10, 1999,
           among the Parent, the Purchaser and the Company
(c)(2)     Stock Option and Tender Agreement, dated as of June 10, 1999 between the Parent and Martin J. Blank
(c)(3)     Stock Option and Tender Agreement, dated as of June 10, 1999 between the Parent and Larry I. Dorfman
(c)(4)     Stock Option Agreement, dated as of June 10, 1999 between
           the Parent and the Company